BIG WEST OIL PARTNERS, LP

1104 Country Hills Drive

Ogden, Utah 84403

February 6, 2009

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7105

Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director

Re:	Big West Oil Partners, LP
Registration Statement on Form S-1 (File No. 333-147938)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Big West Oil Partners, LP (the “Registrant”) hereby respectfully makes an application pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw from registration its registration statement on Form S-1 (Registration Statement No. 333-147938) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2007.

In light of current public market conditions, the Registrant has determined not to proceed with the offering described in the Registration Statement at this time. The Registrant hereby confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, the Registration Statement was not declared effective by the Commission.

The Registrant also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact James M. Dester, at (801) 624-1702.

Sincerely, BIG WEST OIL PARTNERS, LP By: Big West GP, LLC, its general partner

By:	/s/ Robert L. Inkley
Name:	Robert L. Inkley
Title:	Director and Authorized Agent